From:Xiuzhi Li – CEO and Director

H&H Global Corp.

87 N. Raymond Ave

Suite 200

Pasadena, CA 91103

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Date:July 2, 2021

RE: Request for Qualification of Offering

Statement Filed March 18, 2021.

We formally request that the Offering Statement (Form 1-A), file no. 024-11488, as amended and filed June 21, 2021, be Qualified effective Wednesday July 07, 2021.

Sincerely,

/s/ Xiuzhi Li

Xiuzhi Li

CEO - Director